PORTAL RESOURCES LTD.

(formerly Portal de Oro Resources Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOTE TO READER

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended June 30, 2005 and 2004, and the Company’s unaudited consolidated financial statements and notes for the nine months ended March 31, 2006 and 2005.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results; these are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A is prepared as of May 18, 2006.  All dollar figures stated herein are expressed in Canadian dollars unless otherwise specified.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented junior natural resource company focused primarily on the exploration and development of high potential gold-silver and copper-gold projects in Argentina and Chile. The Company is concentrating on identifying early stage mineral properties that have exceptional potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (BVI)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) has a 100% interest in the Arroyo Verde project, consisting of three exploration-stage mineral concessions totaling 5,378 hectares located in the Patagonia region of Argentina. The consideration was 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares are subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

Activities during the nine months ended March 31, 2006

ARROYO VERDE PROJECT

The Arroyo Verde project located in the eastern Chubut province, Patagonia, Argentina has excellent infrastructure with access from the major paved coastal highway and power and water readily available in the area.  The climate is arid with the possibility of exploring year round. The property consists of exploration concessions totaling approximately 40,000 hectares (155 square miles).

The property lies within the eastern part of the Somun Cura Massif in which recent exploration has resulted in discovery of both the large Navidad silver-lead deposit and Calcatreu gold-silver deposit.

Gold-silver mineralization at Arroyo Verde is hosted by epithermal veins within an outcropping rhyolite dome complex approximately 1 kilometre in diameter surrounded by gravels and younger volcanics. Detailed mapping and sampling by Portal on the Principal Vein, successfully defined a 400 metre long zone grading 10.0 g/t gold equivalent over a 2 metre width (calculated using a silver:gold ratio of 60:1).

Extensive induced polarization (IP) geophysical surveys by Portal, greatly expanded the size of the Arroyo Verde dome complex to 4 kilometres by five kilometres under gravel cover.  The survey also defined a large 3 kilometre long by 1.5 kilometre wide zone of high resistivity and chargeability approximately 500 metres south of the exposed dome (South Dome anomaly) with the same geophysical signature as that of the known veins in the exposed dome, however an order of magnitude greater in size. Additionally the survey also outlined the very large 2 kilometre wide by 4 kilometre long El Refugio-El Porvenir anomaly with its chargeability high-resistivity low signature indicative of a disseminated porphyry or sulphide rich breccia system 8 kilometres south of the main rhyolite dome. Mapping and sampling at El Refugio-El Porvenir has defined coincident phyllic to argillic alteration haloes and geochemical anomalies in lead-barium-molybdenum and silver further indicating a large buried mineralized system.

A Phase I 2,944 metre drill program to test the known mineralized veins as well as the large South Dome anomaly defined a strong continuous gold-silver vein along a 600 metre strike length and to a depth of 100 to 150 metres below surface on the Principal Vein.  A western mineralized "shoot" along a 350 metre strike and open to the west and to depth, resulted in drill intercepts ranging from 1 - 4 metres in width grading from 8.02 to 85 grams per tonne gold equivalent with a weighted average of 15 grams per tonne gold equivalent over a true width of 1.75 metres (15.7 to 119 gram metres; width in metres x grade in grams per tonne). An eastern mineralized "shoot" defined along a 200 metre strike and open to the east and to depth, resulted in drill intercepts range from 2 - 4 metres in width grading from 5.65 to 7.86 grams per tonne gold equivalent with a weighted average of 6.69 grams per tonne gold equivalent over a true width of 2 metres (10.2 to 15.8 gram metres).

Three holes drilled as an initial test in the South Dome Anomaly identified altered and weakly mineralized rhyolite interpreted to be a second rhyolite dome similar to that hosting the Principal Vein.

In late March 2006, a drill rig was mobilized to Arroyo Verde to start an estimated 3500 metre Phase II reverse circulation drill program. This drilling will test two of the three major targets outlined above namely: the South Dome Anomaly, a large 2 kilometre by 1.5 kilometre IP anomaly located under shallow gravel cover just 200 metres south of the Main Dome characterized by the same high chargeability and high resistivity values as the Principal Vein but much larger in size; and the Refugio-Porvenir target a large high chargeability low resistivity anomaly 12 kilometres south of the main rhyolite dome.

Drilling commenced in the Refugio-Porvenir area where two holes PO-53 and PO-54 were drilled to approximately a 300 metre depth on a north-south line 380 metres apart within the heart of the geophysical chargeability anomaly. These holes cut strongly altered rhyolitic volanics overlying felsic intrusives with 5 to 15% pyrite and some sphalerite, galena and molybdenite. Although assay results are pending, these holes indicate the large four by two kilometre geophysical anomaly represents a strong mineralized porphyry style system. Once all assay results have been received and interpreted Portal anticipates drilling a number of follow up holes to further investigate this target.

Drilling has now shifted to the South Dome area where approximately half of the planned 25 vertical holes in a series of fences across the zone have been completed. To date a number of vein structures with peripheral silicification and disseminated sulphides have been intersected. Assay results will be released as they become available.

Additionally, Portal plans to carry out further drilling on the Principal Vein, 100 to 125 metres below previous drilling upon the availability of a combined RC and diamond drill rig, anticipated to begin in June 2006. Previous drilling has defined an epithermal vein to a depth of 100 to 150 meters over a strike length of 600 metres, which can also be traced on surface for an additional 200 metres. Widths vary from one to four metres, averaging 2 metres at a grade of 13 g/t gold equivalent (calculated using a 60:1 gold-silver ratio).

SAN RAFAEL PROJECT

The San Rafael Project in central Mendoza province Argentina, is a large district sized group of claims totaling in excess of 181,353 hectares (700 sq. miles). Infrastructure is excellent with access via good paved and gravel roads with power and water in the area. San Rafael, a fully serviced town of over 200,000 inhabitants is conveniently located approximately 20 kilometres northeast of the project area.  With moderate topography, elevations in the range of 2,000 metres and a predominantly dry climate with mild winters, exploration is possible throughout the year.

The project area is underlain by a sequence of volcanics and sediments, crosscut by a series of major northwest trending structures with associated copper-gold mineralization such Portal’s Anchoris project. The area also hosts gold-silver epithermal vein style mineralization associated with altered felsic volcanic centres such as the La Cabeza gold-silver project of Exeter Resources Ltd. located just 15 kilometres to the south of the Company’s project area.

Portal’s initial assessment of the area using new generation satellite imagery processed to highlight alteration assemblages, identified over 40 altered and potentially mineralized target areas.  Portal is continuing a program of systematic geological mapping and sampling to identify priority targets for further trenching and geophysical surveys.

ANCHORIS PROJECT

The Anchoris Project, a large copper-gold porphyry system within the San Rafael group of claims is located approximately 300 kilometres south of Mendoza, the provincial capital.  San Rafael, a fully serviced town is located approximately 80 kilometres northeast of the project area.  Moderate topography with elevations in the range of 2,000 metres and predominantly dry climate and mild winters make exploration is possible throughout the year. Infrastructure is excellent with state maintained paved and gravel roads providing easy access and power and water available in the project area.

Previous exploration using satellite imagery interpretation, structural studies, geological reconnaissance, and geophysical surveys, and limited drilling led to the partial definition of the three porphyry copper zones at La Tortora, Julia, San Pedro, San Pedro North and La Chilca-Los Buitres along a clearly defined structural trend approximately 15 kilometres in length.  An outer, widespread carbonate zone in excess of 4 kilometres in diameter contains zones of strong argillic and well developed potassic alteration with sheeted quartz veinlets that are associated with the more intense mineralization consisting of copper sulfides with associated gold. The La Totora zone is the most intensely mineralized with well developed copper-gold mineralization both in outcrop (45m of 0.6% copper and 0.35 g/t gold) as well as in drill holes (average results of three drill holes in the potassic altered zone over 1,500 metres is 0.30% copper and 0.17 g/t gold including 16m of 0.47% copper and 0.5% g/t gold in AN06).

Portal’s mapping, hand trenching and sampling on the La Totora zone resulted in two trenches confirming the extension to the Totora zone 150 metres to the southeast as follows:

Trench 1

0.46% copper and 0.06 g/t gold over 10 metres

Trench 2

0.31% copper and 0.06 g/t gold over 9 metres

Trenching across the main footwall zone resulted in 37.7 metres grading 1.00% copper and 0.14 g/t gold.

In March, a program of detailed mapping, sampling and approximately 64 kilometres of Induced Polarization surveys commenced. This work will be concentrated on the three zones of porphyry style mineralization that have been defined to date. At La Totora, the best defined and largest area to date, the geophysical surveys have been completed defining a broad, 400-800 metre wide strong chargeability anomaly with low resistivities along a strike length of 4400 metres, open on strike to the east and west. Geophysical surveys at the La Julia zone have outlined a very strong chargeability anomaly over widths of 400-600 metres along a strike of 1000 kilometre, open to the southeast. Previous mapping at the La Julia zone of the has identified a large area of phyllic alteration with scattered showings of copper-gold porphyry mineralization exposed within extensive sand cover. At La Chilca-Buitres where a broad gradient chargeability anomaly associated with extensive alteration has been defined under younger volcanic cover.

Portal plans an approximately 8,000-10,000 metre drill program  to test the La Tortora and La Julia geophysical anomalies with their associated porphyry copper-gold mineralization.

During the nine months ended March 31, 2006, the Company spent and capitalized a total of $438,600 (2004 - $430,155) on its exploration projects.  The following is the breakdown of expenditures on each of the projects in the nine months ended March 31:

	2006	2005

Arroyo Verde	$332,642	$280,681
San Rafael (inclusive of Anchoris)	94,764	142,203
Project Investigation	11,194	7,271
	$438,600	$430,155

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2005	2004	2003

Total revenues	$3,391	$3,422	$3,967
Net income (loss)	$(735,538)	$(225,304)	$(48,558)
Basic and diluted EPS	$(0.08)	$(0.05)	$(0.02)
Total assets	$2,347,202	$1,203,669	$166,797
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Results of Operations for the year ended June 30, 2005 compared to the year ended June 30, 2004

For the year ended June 30, 2005 the Company incurred a net loss of $735,538 ($0.08 per share) compared to a net loss of $225,304 ($0.05 per share) for the year ended June 30, 2004.  The increase in the net loss from fiscal 2004 to fiscal 2005 is primarily due to the increased costs to support the Company’s expanding operations, as a result of the completion on March 15, 2004 of the Company’s qualifying transaction through the acquisition of Portal de Oro (BVI) Ltd.

During the year ended June 30, 2005 the Company increased its cash expenditures on exploration activities to $968,150 from $314,572 (inclusive of $122,337 in cash acquisition costs for the qualifying transaction) for the year ended June 30, 2004.  The Company acquired additional exploration rights, completed sampling, mapping and trenching on both the Arroyo Verde and San Rafael projects.  The Company completed a geophysics survey and commenced a program of both reverse circulation and diamond drilling to test the known mineralized veins as well as the large South Dome anomaly on the Arroyo Verde project

The Company’s sole source of revenue is interest income on cash and cash equivalents.  There was no significant change in the Company’s revenues during the year ended June 30, 2005 as compared to the year ended June 30, 2004.  General and administrative costs were $738,929 for the year ended June 30, 2004, an increase of $522,282 as compared to $216,647 for the prior year.  The three largest expense items for this fiscal period were salaries and benefits of $243,971 (2004 - $45,586), stock-based compensation of $103,026 (2004 - $78,808), and investor relations of $109,064 (2004 - $13,442).

For fiscal 2005 there were more full time employees of the Company required to support the increased activity and exploration.  The stock-based compensation reflects the fair market value of employee and non-employee share purchase options, which vested within the fiscal period.  The increase in investor relations activities is a result of increased attendance at conferences, news dissemination and costs associated with printed materials supplied to investors and potential investors.

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2006 AND 2005

This review of the Results of Operations should be read in conjunction with the audited financial statements of the Company for the years ended June 30, 2005 and 2004 and the unaudited Consolidated Financial Statements of the Company for the nine months ended March 31, 2006 and 2005.

Results of Operations for the three months ended March 31, 2006 and March 31, 2005

Loss for the period

For the three months ended March 31, 2006 the Company incurred a net loss of $176,741 ($0.01 per share) compared to a net loss of $133,600 ($0.01 per share) for the three months ended March 31, 2005. The increase in the net loss from 2005 to 2006 of $43,141 is primarily due to increases in stock based compensation of $40,326,  office and miscellaneous of $11,811 and a valuation allowance for foreign value added tax credits (IVA) of $6,112.

Revenue

The Company’s sole source of revenue is interest income on cash and cash equivalents.  The change in the Company’s revenues during the three months ended March 31, 2006 as compared to the same period in the prior year was a result of the increased cash balance due to private placements.

Expenses

General and administrative costs were $184,358 for the three months ended March 31, 2006, an increase of $49,939 as compared to $134,419 for the same period in the prior year.  The three largest expense items for this quarter were salaries and benefits of $57,407 (2005 - $67,413), investor relations expenses of $29,426 (2005 - $30,214), and stock-based compensation of $28,609 (2005 – ($11,747)).  The change in stock-based compensation of $40,356 accounted for the majority of the increase in expenses during the period.

Results of Operations for the nine months ended March 31, 2006 and March 31, 2005

Loss for the period

For the nine months ended March 31, 2006 the Company incurred a net loss of $618,026 ($0.05 per share) compared to a net loss of $454,904 ($0.05 per share) for the nine months ended March 31, 2005. The increase in the net loss from 2005 to 2006 of $163,122 is primarily due to increases in expenditures on investor relations activities of $77,649, additional stock based compensation charges of $61,023 and a valuation allowance for foreign value added tax credits (IVA) of $37,153.

Revenue

The Company’s sole source of revenue is interest income on cash and cash equivalents.  The change in the Company’s revenues during the nine months ended March 31, 2006 as compared to the same period in the prior year was a result of the increased cash balance due to private placements.

Expenses

General and administrative costs were $627,069 for the nine months ended March 31, 2006, an increase of $170,171 as compared to $456,898 for the same period in the prior year.  The four largest expense items for this period were salaries and benefits of $161,776 (2005 - $191,684), stock-based compensation of $105,717 (2005 - $44,694), investor relations of $139,018 (2005 - $61,369) and office and miscellaneous expenses of $49,916 (2005 - $26,043).  These four items accounted for approximately 73% of the Company’s total general and administrative expenses for the period.

Salaries and benefits of $161,776 (2005 - $191,684) accounted for 26% (2005 – 42%) of general and administrative costs for the nine months ended March 31, 2006.  For the majority of the first three-month period there was one less full time employee.

Stock-based compensation of $105,717 (2005 - $44,694) accounted for 17% (2005 – 10%) of general and administrative costs for the nine months ended March 31, 2006.  The stock-based compensation reflects the fair market value of employee and non-employee share purchase options, which vested within the period.

Investor relations activities accounted for $139,018 (2005 - $61,369) or approximately 22% (2005 – 13%) of total general and administrative costs.  The increase is a result of increased attendance at conferences, news dissemination and costs associated with printed materials supplied to investors and potential investors as well as fees paid for investor relations services.

Office and miscellaneous expenses of $49,916 (2005 - $26,043) accounted for 8% (2005 – 6%) of total general and administrative costs.  The increase is due to the increased activity of the Company and additional fees paid for office support services.

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	March 31 2006	December 31 2005	September 30 2005	June 30 2005
	$	$	$	$

Income	7,617	503	923	1,397
General & Administration (excluding property write-offs)	184,358	231,066	211,645	282,031
Property write-offs	Nil	Nil	Nil	Nil
Net loss	176,741	230,563	210,722	280,634
Net loss per share	0.01	0.02	0.02	0.03

	Three Months Ended
	March 31 2005	December 31 2004	September 30 2004	June 30 2004
	$	$	$	$

Income	819	830	345	625
General & Administration (excluding property write-offs)	134,419	176,162	146,317	153,883
Property write-offs	Nil	Nil	Nil	12,079
Net loss	133,600	175,332	145,972	165,337
Net loss per share	0.01	0.02	0.02	0.03

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $2,859,935 and working capital of $2,851,022 as of March 31, 2006 (June 30, 2005: $740,098 and $519,038 respectively).  The increase in cash and working capital is primarily due to the completion of a private placement on February 3, 2006, which provided the Company with gross proceeds of $3,377,500, less expenditures on mineral properties of $438,600, the funding of the non-cash operating activities of $499,644 and the reduction of current liabilities of $173,508.

On February 3, 2006, the Company completed a $3,377,500 non-brokered private placement of 6,755,000 units at $0.50, with each unit consisting of one common share and one-half share purchase warrant.  Each whole share purchase warrant is exercisable at $0.75 until February 3, 2007 and all securities have a four-month hold period expiring on June 4, 2006. Finder’s fees of $111,038 and 148,225 units were paid on this placement.  Proceeds will be used to advance exploration on the Company’s exploration projects and for general working capital purposes.

The Company now has sufficient cash to meet its on-going obligations as they become due and for budgeted exploration activities for the next twelve months.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at March 31, 2006, the Company’s Share Capital was $6,247,732 representing 17,838,568 common shares (June 30, 2005 - $2,969,461 representing 10,798,943 common shares).

During the nine months ended March 31, 2006, 136,400 common shares were issued on the exercise of stock options with a value of $41,497, of which $33,454 was received in cash and $8,403 was the fair value of the options at grant that has been allocated to share capital from the contributed surplus account.

As at March 31, 2006, Contributed Surplus totaled $278,167 (June 30, 2005 - $180,493).  During the nine months ended March 31, 2006 the Company recognized $105,717 in stock-based compensation expense for share purchase options that vested during the period and $8,043 was allocated to share capital on the exercise of stock options.  During the nine months ended March 31, 2006, the Company granted to employees 30,000 stock options with an exercise price of $0.64 and an estimated fair market value of $0.28 per option, to directors, officers and employees 180,000 stock options with an exercise price of $0.70 and an estimated fair value of $0.30 per option, granted to consultants 50,000 stock options with an exercise price of $0.70 and a fair market value of $0.14 per option and 100,000 stock options with an exercise price of $0.85 and a fair market value of $0.29 per option.

At March 31, 2006 the Company had 1,274,600 (June 30, 2005 – 1,103,000) outstanding stock options, which, if exercised, would increase the Company’s available cash by $663,982.  In addition, the Company had 3,836,083 (June 30, 2005 – 1,112,470) outstanding share purchase warrants, which, if exercised would increase the Company’s available cash by $2,934,733.

Subsequent to March 31, 2006 there were 30,000 stock options exercised with a weighted-average exercise price of $0.75 for gross proceeds of $22,500 and 384,471 share purchase warrants were exercised at $0.90 for gross proceeds of $346,024.

On May 18, 2006, the Company completed a private placement for 2,635,000 units at $1.05 for gross proceeds of $2,766,750, with each unit consisting of one common share and one-half share purchase  warrant. Each whole share purchase warrant is exerciseable at $1.25 until May 18, 2007 and all securities have a four-month hold period.  Finder’s fees of $183,750 were paid on this placement.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended March 31, 2006 the Company paid or accrued to pay another public company related by certain common directors $51,182 (2005 - $47,557) for the shared rent of office space and services and expenses reimbursements and as at March 31, 2006 owes this company an aggregate of $5,519 (June 30, 2005 - $5,423).

During the nine months ended March 31, 2006 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $1,766 (2005 - $5,044) for fees and expense reimbursements and as at March 31, 2006 owes this company an aggregate of $Nil (June 30, 2005 - $803).

As at March 31, 2006 the Company owes certain directors an aggregate of $1,820 (June 30, 2005 - $5,108) for expense reimbursements.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at May 18, 2006 the Company had the following items issued and outstanding:

•

20,888,039 common shares, of which 1,107,000 are held in escrow

•

1,244,600 common stock options with a weighted average exercise price of $0.52 expiring at various dates until January 20, 2011.

•

4,769,112 common share purchase warrants with a weighted average exercise price of $0.87 expiring at various dates until May 18, 2007.

Investor Relations

On August 17, 2005, the Company entered into an agreement with Coal Harbor Communications Inc. (“Coal Harbor”) for investor relations and marketing services.  Under the terms of the agreement, Coal Harbor will receive a fee of $5,000 per month for a one year term, cancellable with 30 days notice after 3 months, and 50,000 share purchase options of the Company.  On August 26, 2005, the Company issued the 50,000 share purchase options at an exercise price of $0.70 for a term of 1 year that vest in equal amounts every three months for 1 year.  On December 7, 2005, the Company provided Coal Harbor with notice of cancellation of the agreement and these options were forfeited.

On March 22, 2006, the Company entered into an agreement, effective March 31, 2006, with Accent Marketing Limited for investor relations and marketing services.  Under the terms of the agreement, Accent Marketing Limited will receive a fee of $5,000 Euros per month for a six month term, renewable on a monthly basis thereafter,  and 100,000 share purchase options of the Company.  On March 22, 2006, the Company issued the 100,000 share purchase options at an exercise price of $0.85 for a term of 2 years that vest in equal amounts every three months for 1 year.

Commitments and Contingencies

On June 18, 2004, the Company signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreements the Company is obligated to make three initial annual payments of $15,000.  The first three payments have been made as at March 31, 2006.

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral exploration and development activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral resources in Argentina are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Argentina and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect it financial position and results.

OUTLOOK

The Company has planned exploration activities for its Arroyo Verde and San Rafael (including Anchoris) projects, which will assist in determining the value of these projects.  At the Arroyo Verde property, a Phase II program of drilling is underway to follow up the encouraging drill results on the Principal Zone, as well as to further test both the South Dome Anomaly, and the El Refugio-El Porvenir Anomaly.  At the San Rafael project the Company plans to continue the ongoing program of systematic geological mapping and sampling that it initiated in early 2005 to identify priority targets.  At the Anchoris property, within the San Rafael project, exploration is continuing with additional mapping, trenching and sampling, as well as geophysical surveys to better define the five zones of porphyry related copper-gold mineralization.  A program of 4,000 metres of reverse circulation drilling to test several of these zones is planned for the 2nd quarter of 2006.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom.  Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.